Exhibit 99.3

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

ATHENA GOLD CLOSES OVERSUBSCRIBED FLOW-THROUGH FINANCING

VACAVILLE, CA / April 28, 2025 - Athena Gold Corporation (CSE: ATHA) (OTC: AHNRF) ("Athena Gold" or the "Company") is pleased to announce the closing of a non-brokered private placement of flow-through common shares (the "FT Shares") previously announced on April 7, 2025, as amended April 21, 2025 (the "FT Offering"). The Company issued an aggregate of 15,300,000 FT Shares at a price of CDN $0.05 per FT Share for gross proceeds of CDN$765,000, which represents an oversubscription of CDN$265,000 of the originally planned financing.

Due to increased demand the Company sought, and received, approval from the Canadian Securities Exchange, to increase the size of the FT Offering from CDN$500,000.

Proceeds of the FT Offering will be spent on the Company's Laird Lake and Oneman Lake Projects located in Ontario, Canada.

Each FT Share is issued as a "flow-through share" of the Company as defined in section 66(15) of the Income Tax Act (Canada) (the "Tax Act"). An amount equal to the gross proceeds from the issuance of the FT Shares will be used to incur, on the Company's Canadian mineral exploration properties, eligible resource exploration expenses that will qualify as "Canadian exploration expenses" (as defined in the Tax Act), (the "Qualifying Expenditures"). The Qualifying Expenditures in an aggregate amount, not less than the gross proceeds raised from the issue of the FT Shares will be incurred on or before December 31, 2026, and will be renounced by the Company to the purchasers of the initial purchasers of the FT Shares with an effective date no later than December 31, 2025. In the event that the Company is unable to renounce the issue price for the FT Shares on or prior to December 31, 2026, for each FT Share purchased and/or if the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will as sole recourse for such failure to renounce, indemnify each FT Share subscriber for the additional taxes payable by such subscriber to the extent permitted by the Tax Act as a result of the Company's failure to renounce the Qualifying Expenditures as agreed.

No insiders participated in the FT Offering.

Pursuant to the FT Offering, the Company issued finder's fees consisting of an aggregate of 480,000 units to arm's length parties, with each unit consisting of one non-flow-through common share and one share purchase warrant. Each warrant entitles the holder to purchase one non-flow-through common share at an exercise price of CDN$0.12 per share for a period of eighteen months from the date of issuance. All securities issued in connection with the FT Offering are subject to a four-month and one-day hold period.

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Issuance of Additional Finder's Fee

The Company has paid a finder's fee to an arm's length party through the issuance of 1,737,236 common shares at a deemed price of CDN$0.05. Pursuant to a Letter of Intent dated September 9, 2024, and a Purchase and Sale Agreement dated September 30, 2024, (press releases dated September 11, 2024 and October 1, 2024) the Company acquired the Laird Lake and Oneman Lake Projects in Ontario from Libra Lithium Corp. The terms of the agreements provided that these shares would not be issued until the Company had completed its redomicile from Delaware and merger with its British Columbia subsidiary, Nova Athena Gold Corp. The transaction was completed effective April 24, 2025. The shares are subject to a four-month and one-day hold period.

None of the foregoing securities have been or will be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation Sunder the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of the foregoing securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Athena Gold Corporation

Athena Gold is engaged in the business of mineral exploration and the acquisition of mineral property assets. Its objective is to locate and develop economic precious and base metal properties of merit and to conduct additional exploration drilling and studies on its projects across North America. Athena Gold's Excelsior Springs Au-Ag project is located in the prolific Walker Lane Trend in Nevada. Excelsior Springs spans 1,675 ha and covers at least three historic mines along the Palmetto Mountain trend, where the Company is following up on a recent shallow oxide gold discovery, with drill results including 5.35 g/t Au over 33.5 m. Meanwhile, the Company's new Laird Lake project is situated in the Red Lake Gold District of Ontario, covering 4,158 hectares along more than 10 km of the Balmer Confederation Assemblage contact, where recent surface sampling results returned up to 373 g/t Au. This underexplored area is road-accessible, located about 10 km west of West Red Lake Gold's Madsen mine and 34 km northwest of Kinross Gold's Great Bear project.

For further information about Athena Gold Corporation and our Excelsior Springs Gold project, please visit www.athenagoldcorp.com.

On Behalf of the Board of Directors

Koby Kushner

President and Chief Executive Officer, Athena Gold Corporation

For further information, please contact:

Athena Gold Corporation

Koby Kushner, President and Chief Executive Officer

Phone:416-846-6164

Email: kobykushner@athenagoldcorp.com

CHF Capital Markets

Cathy Hume, CEO

Phone: 416-868-1079 x 251

Email: cathy@chfir.com

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Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, ''forward looking statements") within the meaning of applicable Canadian and US. securities laws. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future exploration plans, future results from exploration, and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: “believes”, “will”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, “may”, “should”, “potential”, “scheduled”, or variations of such words and phrases and similar expressions, which, by their nature, refer to future events or results that may, could, would, might or will occur or be taken or achieved. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, that there will be investor interest in future financings, market fundamentals will result in sustained precious metals demand and prices, the receipt of any necessary permits, licenses and regulatory approvals in connection with the future exploration and development of the Company's projects in a timely manner.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors as disclosed in the final long form prospectus of the Company dated August 31, 2021.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this press release or incorporated by reference herein, except as otherwise stated.

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